EXHIBIT 12

CASCADE NATURAL GAS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED
CHARGES AND PREFERRED DIVIDEND REQUIREMENTS

	Twelve Months Ended September 30,
	2000	1999	1998	1997	1996
	(dollars in thousands)
Fixed charges, as defined:
Interest expense	$10,936	$10,486	10,132	9,436	10,101
Amortization of debt issuance expense	607	603	605	612	612

Total fixed charges	$11,543	$11,089	10,737	10,048	10,713

Earnings, as defined:
Net earnings	$15,374	$14,053	9,544	10,627	8,211
Add (deduct):
Income taxes	9,051	8,075	5,694	6,263	4,272
Fixed charges	11,543	11,089	10,737	10,048	10,713

Total earnings	$35,968	$33,217	25,975	26,938	23,196

Ratio of earnings to fixed charges	3.12	3.00	2.42	2.68	2.17

Fixed charges and preferred dividend requirements:
Fixed charges	$11,543	$11,089	10,737	10,048	10,713
Preferred dividend requirements	6	756	778	811	819

Total	$11,549	$11,845	11,515	10,859	11,532

Ratio of earnings to fixed charges and preferred dividend requirements	3.12	2.80	2.26	2.48	2.01